UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BLYTH, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Robert B. Goergen

c/o Blyth, Inc.

One East Weaver St.

Greenwich, Connecticut 06831

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

July 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,450,475
	8	SHARED VOTING POWER 598,747
	9	SOLE DISPOSITIVE POWER 2,450,475
	10	SHARED DISPOSITIVE POWER 598,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,049,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] Excludes 99,720 shares held by Mrs. Goergen as to which Mr. Goergen disclaims beneficial ownership. (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Pamela M. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,720
	8	SHARED VOTING POWER 598,747
	9	SOLE DISPOSITIVE POWER 99,720
	10	SHARED DISPOSITIVE POWER 598,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,467
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X  ]

 Excludes an aggregate of 2,450,475 shares held directly by Mr. Goergen as to which Mrs. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS The Goergen Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,372
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,372
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP  No. 09643P207

1	NAMES OF REPORTING PERSONS Ropart Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 576,375
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 576,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (see Instructions) OO-LLC

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,965
	8	SHARED VOTING POWER 683,034
	9	SOLE DISPOSITIVE POWER 139,965
	10	SHARED DISPOSITIVE POWER 683,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,999
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 2,849 shares held directly by Stacey Goergen as to which Robert B. Goergen, Jr. disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Todd A. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 693,034
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 693,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,034
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X]

 Excludes an aggregate of 1,699 shares held directly by Emma Goergen as to which Todd A. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Stacey Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,849
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,849
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 822,999 shares held directly or indirectly by Robert B. Goergen, Jr. as to which Stacey Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Emma Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,699
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,699
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 708,034 shares held directly or indirectly by Todd A. Goergen as to which Emma Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (see Instructions) IN

SCHEDULE 13D

This Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Blyth, Inc., a Delaware corporation (the “Issuer”), $0.02 par value per share (the “Common Stock”).

Item 1. Security and Issuer

Securities acquired:

Shares of common stock, $0.02 par value per share (the “Common Stock”).

Issuer:

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by Robert B. Goergen (“Mr. Goergen”), Pamela M. Goergen (Mr. Goergen’s wife) (“Mrs. Goergen”), The Goergen Foundation, Inc. (the “Foundation”), Ropart Investments, LLC (“Ropart”), Robert B. Goergen, Jr. (“RBG”), Stacey Goergen (RBG’s wife) (“SG”), Todd A. Goergen (“TAG”), and Emma A. Goergen (TAG’s wife) (“EG” and collectively with Mr. Goergen, Mrs. Goergen, the Foundation, Ropart, RBG, SG, and TAG, the “Goergens”), with respect to the Common Stock beneficially owned by the Goergens.  The Goergens are sometimes referred to herein as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Certain of the Reporting Persons previously filed a Schedule 13G pursuant to Rule 13d-1(d) with respect to their ownership of shares of Common Stock of the Issuer.

(b)

(i)

The principal place of business for Mr. Goergen, Mrs. Goergen, the Foundation, RBG and SG is c/o Blyth, Inc., One East Weaver Street, Greenwich, Connecticut 06831

(ii)

The principal place of business for Ropart, TAG, and EG is c/o Ropart Asset Management, One East Weaver Street, Greenwich, Connecticut 06831

(c)

(i)

Mr. Goergen is chairman of the board of directors and chief executive officer of the Issuer, a president and a director of the Foundation,  and manager of Ropart.

(ii)

Mrs. Goergen is a director of the Issuer, an officer and director of the Foundation and a manager of Ropart.

(iii)

The Foundation is a charitable foundation in which Mr. Goergen is director and officer, Mrs. Goergen is a director and officer, RBG is a director and TAG is a director.

(iv)

Ropart is a private investment fund of which Mr. Goergen, Mrs. Goergen, TAG and RBG are managers and members.

(v)

RBG is vice president of the Issuer, director of the Foundation and manager of Ropart.

(vi)

TAG is a manager of Ropart and director of the Foundation.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

 Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock beneficially owned by the Goergens (“Goergen Shares”) were acquired (i) in connection with the acquisition of the business in 1977, (ii) in connection with investing additional capital in the Issuer prior to its initial public offering, (iii) in connection with the grant of director restricted stock units and options, and (iv) open market purchases.  The source of the funds for the Goergen Shares was from personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the Goergen Shares beneficially owned by the Foundation and Ropart were acquired as a result of a gift or contribution from the Goergens.

On July 11, 2011, Mr. Goergen acquired 400,000 shares of Common Stock of the Issuer on the open market at a per share price of $52.29 for an aggregate purchase price of $20,916,000.00  (the “Shares”).  The source of the funds for the Shares was from personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.

Item 4. Purpose of the Transaction

Mr. Goergen purchased the Shares based on Mr. Goergen’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to evaluate the Issuer and review their holdings of Common Stock on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the Reporting Persons’ view of the Issuer’s management and Board of Directors, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, including in the home fragrance and decorative accessories industry, other investment opportunities available to the Reporting Persons, and other factors and circumstances that they may deem relevant to their investment decision, the Reporting Persons may in the future take such actions with respect to their investment in Issuer as they deem appropriate.  Such actions include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock or a merger, consolidation, other business combination or reorganization involving Issuer; (b) holding their investment in the Issuer; (c) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock in open market or private transactions for cash or for other consideration; (d) engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock; (e) seeking to acquire or influence control of the Issuer (including seeking representation on, or the removal of directors from, the Board of Directors of the Issuer); (f) making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer; (g) communicating with management and the Board of Directors of the Issuer; (h) submitting books and records requests and/or a demand for a shareholder list of the Issuer under Delaware law; (i) engaging in discussions about the Issuer and the Reporting Persons’ investment in the Issuer with third parties (including, but not limited to, holders of shares of Common Stock or other securities of the Issuer, potential financing providers or potential purchasers of some or all of the shares of Common Stock or other securities of the Issuer or some or all of its assets); or (j) changing their intention with respect to any and all matters referred to in Item 4.

The Reporting Persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Issuer and the shares of Common Stock at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including, but not limited to, any of the items enumerated in subparagraphs (a) - (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 8,246,295 shares outstanding as of May 31, 2011, as reported in the Issuer’s quarterly report for the fiscal quarter ended April 31, 2011, plus shares issuable upon conversion or exercise of options to acquire Common Stock as described in the following sentence.  Amounts shown as beneficially owned include currently exercisable options to purchase 2,500 shares of Common Stock held by Mrs. Goergen, currently exercisable options to purchase 2,875 shares of Common Stock held by RBG, and 2,625 vested restricted stock units held by Mrs. Goergen.

(a), (b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

(i)

(A)

Mr. Goergen beneficially owns directly 2,450,475 shares of Common Stock (all of which shares of Common Stock are held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is the trustee).  Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 99,720 shares of Common Stock directly beneficially owned by Mrs. Goergen.  Mr. Goergen disclaims beneficial ownership of the 99,720 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mr. Goergen is the President and a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.  Mr. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of  Common Stock held by Ropart.  Collectively, Mr. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mrs. Goergen and not Mr. Goergen) 37.0% of the outstanding shares of Common

                                         Stock.

(B)

Mrs. Goergen beneficially owns directly 99,720 shares of Common Stock (which includes 94,595 shares held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is the trustee, 2,625 vested restricted stock units of the Issuer (the receipt of which has been deferred until Mrs. Goergen retires from the board of directors), and stock options to purchase an aggregate of 2,500 shares of Common Stock that are exercisable within sixty days).  Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 2,450,475 shares of Common Stock directly held by Mr. Goergen.  Mrs. Goergen disclaims beneficial ownership of the 2,450,475 shares of Common Stock directly beneficially owned by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mrs. Goergen is a member of the board of directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.  Mrs. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  Collectively, Mrs. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mr. Goergen and not Mrs. Goergen) 8.5% of the outstanding shares of Common Stock.

(C)

The Foundation beneficially owns directly 22,372 shares of Common Stock or 0.3% of the outstanding shares of Common Stock.

(D)

Ropart beneficially owns directly 576,375 shares of Common Stock or 7.0% of the outstanding shares of Common Stock.

(E)

RBG beneficially owns directly 138,596 shares of Common Stock (which includes options exercisable within sixty days for 2,875 shares of Common Stock and 4,148 vested restricted stock units).  RBG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  RBG may be deemed to beneficially own indirectly 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A. Goergen, and 50,573 shares of Common Stock held by a Generation Skipping Trust, each of which RBG is the co-trustee with TAG, and 1,369 shares of Common Stock held in different trusts for the benefit of his children, each of which he is the sole trustee.  RBG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.  RBG is the spouse of SG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 2,849 shares of Common Stock beneficially owned by SG.  RBG disclaims beneficial ownership of the 2,849 shares of Common Stock beneficially owned by SG, and the filing of this statement shall not be construed as an admission that RBG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  This report does not include 87,500 shares of Common Stock held by the Robert B. Goergen Jr. Irrevocable Trust, as to which RBG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, RBG may be deemed to beneficially own (excluding shares beneficially owned by SG and the Robert B. Goergen Jr. Irrevocable Trust) 10.0% of the outstanding shares of Common Stock.

(F)

SG beneficially owns directly 2,849 shares of Common Stock.  SG is the spouse of RBG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 138,596 shares of Common Stock directly held by RBG, the aggregate of 84,287 shares of Common Stock indirectly beneficially owned by RBG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, and the Generation Skipping Trust, 1,369 shares of Common Stock indirectly beneficially owned by RBG as trustee of various trusts for the benefit of his children, the 576,375 shares of Common Stock indirectly beneficially owned by RBG through Ropart and the 22,372 shares of Common Stock indirectly beneficially owned by RBG through the Foundation.  SG disclaims beneficial ownership of the 822,999 shares of Common Stock beneficially owned by RBG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that SG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, SG may be deemed to beneficially own (excluding shares beneficially owned by RBG) 0.03% of the outstanding shares of Common Stock.

(G)

TAG beneficially owns directly 15,000 shares of Common Stock.  TAG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart.  TAG may be deemed to beneficially own indirectly 16,857 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,857 shares of Common Stock held by the Trust fbo Todd A. Goergen, and 50,573 shares of Common Stock held by the Generation Skipping Trust, each of which TAG is the co-trustee with RBG.  TAG is the spouse of EG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 1,699 shares of Common Stock beneficially owned by EG.  TAG disclaims beneficial ownership of the 1,699 shares of Common Stock beneficially owned by EG, and the filing of this statement shall not be construed as an admission that TAG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  TAG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.  TAG is the co-trustee of the Meliora II Charitable Remainder Trust, and pursuant to Rule 13d-3, may be deemed to beneficially own 10,000 shares of Common Stock held by such trust.  This report does not include 28,075 shares of Common Stock held by the Todd A. Goergen Irrevocable Trust, as to which TAG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, TAG may be deemed to beneficially own (excluding shares beneficially owned by EG and shares held by the Todd A. Goergen Irrevocable Trust) 8.6% of the outstanding shares of Common Stock.

(H)

EG beneficially owns directly 1,699 shares of Common Stock.  EG is the spouse of TAG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 15,000 shares of Common Stock directly beneficially owned by TAG, the aggregate of 84,287 shares of Common Stock indirectly beneficially owned by TAG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, and the Generation Skipping Trust, the 576,375 shares of Common Stock indirectly held by TAG through Ropart, the 10,000 shares of Common Stock held by Meliora II Charitable Remainder Trust of which TAG is the co-trustee, and the 22,372 shares of Common Stock held by the Foundation.  EG disclaims beneficial ownership of the 708,034 shares of Common Stock beneficially owned by TAG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that EG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, EG may be deemed to beneficially own (excluding shares beneficially owned by TAG) 0.02% of the outstanding shares of Common Stock.

 (ii)

(A)

Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 2,450,475 shares of Common Stock beneficially owned by him.

(B)

Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of an aggregate of 99,720 shares of Common Stock beneficially owned by her.

(C)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of the aggregate of 22,372 shares of Common Stock beneficially owned by the Foundation.

(D)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of, the 576,375 shares of Common Stock beneficially owned by Ropart.

(E)

RBG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 138,596 shares of Common Stock beneficially owned directly by him.  RBG has the sole power to vote and dispose of, or direct the voting and disposition of the aggregate of 1,369 shares of Common Stock held by various trusts for the benefit of his children.  RBG has the shared power to vote and dispose or, to direct the voting and disposition of the aggregate of 16,847 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,847 shares of Common Stock held by the Trust fbo Todd A Goergen and 50,573 shares of Common Stock held by the Generation Skipping Trust.

(F)

SG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 2,849 shares of Common Stock beneficially owned by her.

(G)

TAG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 15,000 shares of Common Stock beneficially owned directly by him.  TAG has the shared power to vote and dispose of or, to direct the voting and disposition of the aggregate of 16,847 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 16,847 shares of Common Stock held by the Trust fbo Todd A Goergen, 50,573 shares of Common Stock held by the Generation Skipping Trust and 10,000 shares of Common Stock held by Meliora II Charitable Remainder Trust.

(H)

EG has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 1,699 shares of Common Stock beneficially owned by her.

(c) The Reporting Persons have engaged in transactions with respect to the Issuer’s Common Stock in the past sixty (60) days as follows:

Mr. Goergen acquired shares of the Issuer’s Common Stock pursuant to open market purchases as follows:  On July 11, 2011, Mr. Goergen purchased 400,000 shares of the Issuer’s Common Stock at a per share price of $52.29 for an aggregate purchase price of $20,916,000.00.

(d)   Except as set forth in this Item 5, no person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Mr. Goergen is a party to an Amended and Restated Employment Agreement with the Issuer dated as of December 11, 2008, as amended by Amendment No. 1 dated December 10, 2009 (as amended, the “Employment Agreement”) that calls for the Issuer to repurchase shares of Common Stock of the Issuer from Mr. Goergen in certain circumstances.  The Employment Agreement provides that upon the death of both Mr. Goergen and his spouse, the Issuer will, upon the demand of the estate of either Mr. Goergen or his spouse, purchase from the estate up to 1,875,000 shares of Common Stock at fair market value or register those shares for a public offering and sale by the estate.  However, this buyback or registration right will not apply if the estate can sell the shares to the public without registration for securities law purposes.  Additionally, at Mr. Goergen’s request, the Issuer will purchase 25,000 shares of Common Stock at fair market value at the end of each of the first four calendar quarters following Mr. Goergen’s termination without cause (as defined in the Employment Agreement) or constructive termination without cause (as defined in the Employment Agreement).  The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement listed as Exhibit 99.2 and the Amendment listed as Exhibit 99.3, and incorporated herein by reference.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2011.

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 12, 2008).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2011

ROBERT B. GOERGEN /s/Robert B. Goergen Robert B. Goergen

PAMELA M. GOERGEN /s/Pamela M. Goergen Pamela M. Goergen

THE GOERGEN FOUNDATION, INC. By: /s/Robert B. Goergen Name: Robert B. GoergenTitle: President

ROPART INVESTMENTS, LLC By: /s/Robert B. Goergen Name: Robert B. GoergenTitle: Manager

ROBERT B. GOERGEN, JR. /s/Robert B. Goergen Robert B. Goergen, Jr.

TODD A. GOERGEN /s/Todd A. Goergen Todd A. Goergen

STACEY GOERGEN /s/Stacey Goergen Stacey Goergen

EMMA GOERGEN /s/Emma Goergen Emma Goergen

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated July 13, 2011

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K field on December 12, 2008).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 13, 2011 (including amendments thereto) with respect to the Common Stock of Blyth, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: July 13, 2011.

ROBERT B. GOERGEN /s/Robert B. Goergen Robert B. Goergen

PAMELA M. GOERGEN /s/Pamela M. Goergen Pamela M. Goergen

THE GOERGEN FOUNDATION, INC. By: /s/Robert B. Goergen Name: Robert B. GoergenTitle: President

ROPART INVESTMENTS, LLC By: /s/Robert B. Goergen Name: Robert B. GoergenTitle: Manager

ROBERT B. GOERGEN, JR. /s/Robert B. Goergen Robert B. Goergen, Jr.

TODD A. GOERGEN /s/Todd A. Goergen Todd A. Goergen

STACEY GOERGEN /s/Stacey Goergen Stacey Goergen

EMMA GOERGEN /s/Emma Goergen Emma Goergen